To All Applicable Exchanges and Securities Administrators Subject: Sangoma Technologies Corporation (the "Issuer") Notice of Meeting and Record Date Dear Sir/Madam: Annual General and Special Meeting December 16, 2025 November 11, 2025 November 11, 2025 November 11, 2025 Common Shares CA80100R4089 No No No No Yours truly, Odyssey Trust Company as agent for Sangoma Technologies Corporation October 17, 2025 Notice and Access for Beneficial Holders: Issuer sending proxy materials directly to NOBOs: Issuer paying for delivery to OBOs: Notice and Access for Registered Holders: Filed via SEDAR+ Meeting Type: Meeting Date: Record Date for Notice of Meeting: Record Date for Voting (if applicable): We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders: In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer. Beneficial Ownership Determination Date: Class of Securities Entitled to Vote: ISIN: